Exhibit (a)(1)

LIONSGATE CONFIRMS RECEIPT OF UNSOLICITED
TENDER OFFER FROM CARL ICAHN

SANTA MONICA, CA, and VANCOUVER, BC, February 16, 2010 — Lionsgate (NYSE: LGF), today announced that it has received an unsolicited tender offer from Carl Icahn to acquire up to 13,164,420 common shares of Lionsgate which, together with the common shares he already owns, would constitute approximately 29.9% of the outstanding common shares of Lionsgate. The purchase price will be USD $6.00 per share in cash.

Consistent with its fiduciary duties and in consultation with its financial and legal advisors, Lionsgate’s Board of Directors will review Mr. Icahn’s proposal and will make its recommendation to shareholders promptly. Lionsgate noted that there is no need for shareholders to take any action at this time.

Morgan Stanley is serving as financial advisor to Lionsgate and Wachtell, Lipton, Rosen & Katz is serving as legal advisor.

Lionsgate will file a Solicitation/Recommendation Statement on Schedule 14D-9 in the event that Icahn and/or affiliates of Icahn commence a tender offer for outstanding shares of Lionsgate. Lionsgate shareholders are strongly encouraged to read any Solicitation/Recommendation Statement when it becomes available, as it will contain important information. Shareholders will be able to obtain any Solicitation/Recommendation Statement, any amendments or supplements thereto and other documents filed by Lionsgate with the SEC for no charge at the SEC’s website at www.sec.gov. Copies will also be available at no charge at Lionsgate’s website at www.lionsgate.com or by writing to Lionsgate at 2700 Colorado Avenue, Suite 200, Santa Monica, California 90404.

About Lionsgate

Lionsgate (NYSE: LGF) is the leading next generation studio with a strong and diversified presence in the production and distribution of motion pictures, television programming, home entertainment, family entertainment, video-on-demand and digitally delivered content. The Company has built a strong television presence in production of prime time cable and broadcast network series, distribution and syndication of programming through Debmar-Mercury and an array of channel assets. Lionsgate currently has nearly 20 shows on 10 different networks spanning its prime time production, distribution and syndication businesses, including such critically-acclaimed hits as “Mad Men”, “Weeds” and “Nurse Jackie” along with new series such as “Blue Mountain State” and the syndication successes “Tyler Perry’s House Of Payne”, its spinoff “Meet The Browns” and “The Wendy Williams Show”. Its feature film business has generated more than $400 million at the North American box office in the past year, including the recent critically-acclaimed hit PRECIOUS, which has garnered nearly $50 million at the North American box office and earned six Academy Award (R) nominations, including Best Picture.

The Company’s home entertainment business has grown to more than 7% market share and is an industry leader in box office-to-DVD revenue conversion rate. Lionsgate handles a prestigious and prolific library of approximately 12,000 motion picture and television titles that is an important source of recurring revenue and serves as the foundation for the growth of the Company’s core businesses. The Lionsgate brand remains synonymous with original, daring, quality entertainment in markets around the world.

www.lionsgate.com

Contact:

Peter D. Wilkes
310-255-3726
pwilkes@lionsgate.com

Andrea Priest / Annabelle Rinehart
Joele Frank, Wilkinson Brimmer Katcher
212-355-4449